As filed with the Securities and Exchange Commission on October 21, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                          For the month of October 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               11, Boulevard Royal
                                L-2449 Luxembourg
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ...X...   Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ......         No . . .X. . . .

                                  [METRO LOGO]

FOR IMMEDIATE RELEASE
21 October 2003


                            METRO INTERNATIONAL S.A.


             FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS
                            ENDED 30 SEPTEMBER 2003


Luxembourg, 21 October 2003 - Metro International S.A. ("Metro") (MTROA, MTROB), today announced its financial results for the third quarter and nine months ended 30 September 2003.


NINE MONTHS ENDED 30 SEPTEMBER 2003

o    Group net sales up 44% year on year to US$ 139.1 million (US$ 96.4 million)

o 62% year on year reduction in net loss to US$ 22.4 million (US$ 58.4 million)

o    Year on year reduction in basic loss per share to US$ 0.13 (US$ 0.53)


THIRD QUARTER HIGHLIGHTS

o    Group net sales up 37% year on year to US$ 42.4 million (31.1 million)

o Group EBITA operating losses reduced by 61% year on year to US$ 8.1 million (US$ 20.8 million)

o 86% year on year reduction in cash flow used by operations to US$ 3.5 million (US$ 24.0 million)

o    97% reduction in group net losses to US$ 0.7 million (US$ 25.2 million)

o All 26 editions report combined EBITA profit of US$ 0.9 million in September

o Leading French and European broadcaster announced agreement to acquire 34.3% stake in Metro France for cash consideration of(euro)12 million

o    Net proceeds of US$ 26.4 million received from over-subscribed rights issue

o    Conversion of US$ 136.8 million of interest bearing loans into equity

o    Expansion into new cities in Spain and South Korea

Pelle Tornberg, President and CEO of Metro International, commented: "This is the second consecutive quarter that it has been possible to compare year on year numbers without the impact of any new launches. Sales growth has remained strong and we have continued to reduce costs, thereby delivering a record year on year improvement in earnings before interest and tax. The Group reported a net loss of less than US$ 1 million in the third quarter, compared to more than US$ 25 million for the same quarter of last year, clearly demonstrating the uninterrupted momentum in the development of our operations around the world.


"The completion of the rights issue and debt to equity conversion leaves us in a solid financial position with positive shareholder's equity, net debt of only US$ 5.4 million and significantly reduced forward interest costs. In addition, the agreement with TF1 regarding the acquisition of a 34.3% stake in our French operations will strengthen our balance sheet further and provides us with an optimal partner - France's market leading broadcaster - to further accelerate the development of Metro in Europe's third largest advertising market.


"We have also successfully replicated our national roll-outs in Sweden, Hungary and Chile by launching into two new cities in Spain (Zaragoza and Seville) and extending our interests in South Korea into the country's second largest city (Pusan) and successfully adding a Saturday edition in Holland. This organic expansion enables Metro to access a greater proportion of the advertising money in each market at low incremental cost."

SUMMARY


 US$ 000s                                             1 July - 30         1 July - 30      1 January - 30      1 January - 30
                                                   September 2003      September 2002      September 2003      September 2002



Net Sales                                                  42,436              31,059             139,146              96,420
         Operating income from operations                  (4,657)            (11,683)            (10,795)            (28,631)
         Site closure costs                                     -                  62                   -             (4,404)
         Headquarters                                      (3,480)             (9,142)             (8,907)            (16,981)
         Goodwill amortization                             (1,031)               (932)             (3,066)             (2,694)
Operating profit (EBIT)                                    (9,168)            (21,695)            (22,768)            (52,710)
         Net interest                                        (355)             (2,165)             (5,107)             (4,437)
         Other financial items, net                         7,774                (611)              2,929              (7,237)
Profit before tax                                          (1,749)            (24,471)            (24,946)            (64,384)
Profit after tax and minority interests                      (692)            (25,161)            (22,410)            (58,431)
Weighted average basic number of shares               285,869,561         109,383,131         168,858,411         109,383,131
outstanding
Weighted average basic earnings per share                  (0.002)              (0.23)              (0.13)              (0.53)
(US$)


OPERATING REVIEW


Publishing 4.2 million daily copies of 26 editions in 15 countries around the world as well as two franchise editions in South Korea, Metro is the most read newspaper in the world outside Japan, with 12.3 million daily readers and 27.5 million weekly readers (TNS Gallup worldwide readership survey - November 2002). Metro editions therefore reach 30% of the population of 95 million within Metro's distribution areas. Metro derives its revenues almost exclusively from advertising sales, which have grown at a compound annual rate of 47% since the launch of the first edition in 1995.


Group net sales increased by 37% year on year in the third quarter to US$ 42.4 million and by 44% year on year in the first nine months of 2003 to US$ 139.1 million. Metro has not launched a new edition since April 2002 and the growth since then is therefore solely attributable to organic development. Net sales for the editions outside Sweden increased year on year by 49% in the third quarter to US$ 30.9 million and by 59% in the year to date to US$ 99.4 million. The third quarter of the year is the group's seasonally weakest quarter in terms of advertising spend and average daily circulation is lower during the Summer period, which has an impact on both sales and costs. Advertising markets continue to show general signs of increasing stability but remain fragile.


The number of multi-national clients continued to increase. These clients, advertising in Metro in more than one country, accounted for almost 20% of group sales in the first nine months of 2003 and more than doubled their combined spend year on year for the period. British Airways, Vodafone and Rank Xerox were amongst the clients choosing Metro for multi-national advertising campaigns during the quarter.


The average cost per Metro copy increased by 2.7% in the year to date at constant exchange rates. The average cost per copy is calculated on the basis of an average 24-page edition and includes all Group costs except headquarter expenses and goodwill amortization charges.


The Group reported a 61% year on year reduction in EBITA losses in the third quarter to US$ 8.1 million (US$ 20.8 million) and a net loss of only US$ 0.7 million in the quarter, compared to a net loss of US$ 25.2 million for the same period of 2002. Group EBITA operating losses for the year to date were reduced by 61% to US$ 19.7 million (US$ 50.0 million) and group net losses were reduced by 62% to US$ 22.4 million (US$ 58.4 million).


An increasing number of editions are now achieving quarterly and annualized operating profitability. Twice as many editions were profitable in the third quarter compared to the same period of 2002 and the non-European editions (`Rest of World' segment) reported their first ever quarterly operating profit. All 26 Metro editions reported a combined operating profit of US$ 0.9 million in September, which followed a combined operating profit in the second quarter.


Six Metro operations reported EBITA operating profits in the third quarter (Stockholm, Gothenburg, Hungary, Santiago, Toronto and Hong Kong) and fifteen Metro editions reported operating profits in the month of September. Hong Kong reported its first quarterly operating profit only 17 months after its launch in April 2002. Hungary and Toronto also reported their first ever third quarter operating profits.


Metro announced an agreement with TF1, the leading television broadcaster in France, for the acquisition by TF1 of a 34.3% equity stake in Metro's French operations for a cash consideration of (euro) 12 million. The transaction is expected to be completed in the fourth quarter and has now received the appropriate regulatory clearance.


Given the scale of the group, Metro has also implemented a reorganization of the senior management team with the appointment of 5 existing country Managing Directors to assume regional responsibilities for the Northern Europe, Southern Europe, Eastern Europe, Americas and Asia regions. These Managing Directors will combine these new regional responsibilities with their existing country specific roles.


Segmental operating reporting

Operating results for the Metro editions continue to be reported according to the segmental structure included in Note 3 to this statement. The results of any operation whose assets, net sales or operating profits or losses for the period exceed 10% of the group total are disclosed separately.


In the case of individual or country operations that are not reported separately and where only percentage increases or decreases in net sales and operating profits are quoted, then the percentage changes refer to local currency operating results. This analysis is intended to facilitate a clearer understanding of the underlying operational development.


Metro utilizes EBITA as the principal reporting line for the Group's newspaper operations due to the fact that depreciation charges on fixed assets are accounted for by each operation separately, whereas goodwill amortization arises on consolidation.


Sweden

Metro Sweden's net sales in local currencies decreased by 3% year on year in the third quarter but, owing to the strengthening of the Swedish krona against the US dollar reporting currency, the operation reported an 11% year on year increase in net sales to US$ 11.5 million. Similarly the Swedish operations reported a 17% growth in net sales for the first nine months of 2003 to US$ 39.7 million on an underlying 3.5% decline in local currency net sales.


The Swedish operations reported combined operating profits of US$ 1.3 million and US$ 6.9 million for the quarter and first nine months of 2003 respectively, compared to US$ 1.8 million and US$ 8.8 million respectively for the corresponding periods of 2002. Both the Stockholm and Gothenburg editions reported operating profits for the quarter and the nine months, whilst Malmo reported operating profits for the first nine months for the first time and has now reached annual profitability on a rolling twelve month basis.


Metro's share of the major daily morning newspaper advertising market in Sweden was maintained at the same level year on year during the third quarter (source:
SIFO RM) and the latest local independent readership survey in Sweden showed that Metro's readership has remained constant at 626,000 readers in Stockholm and fallen slightly to 1.03 million readers in Sweden, compared to the last survey conducted in April 2003 (source: SIFO Orvesto). Metro remains the most read daily morning newspaper in Sweden and its established market share positions the Group well to benefit from improvements in market conditions.


France

The three French editions in Paris, Marseille and Lyon, which were launched in February and March 2002, generated ongoing strong progress in the quarter with a near tripling of net sales year on year to US$ 2.6 million (US$ 0.9 million). The three editions reported combined net sales of US$ 8.1 million (US$ 1.6 million) for the year to date.


The French operations reported a near 50% year on year reduction in combined operating losses for the quarter to US$ 2.2 million (US$ 4.1 million), and operating losses in the year to date totaled US$ 8.0 million (US$ 11.2 million). Operating losses in local currency were reduced by 53% year on year in the third quarter and 41% for the year to date.


Rest of Europe

The Rest of Europe segment reported a 39% increase in net sales in the quarter to US$ 18.3 million (US$ 13.2 million) and an almost 50% increase in sales for the year to date to US$ 64.7 million (US$ 43.7 million).


Operating losses for the segment were reduced by 35% to US$ 4.1 million (6.3 million) and by 44% at constant currency exchange rates. The losses for the year to date were reduced by 55% to US$ 7.5 million (16.9 million) and by 62% at constant rates.


The segment represented 43% of total group sales in the quarter and 46% of group sales in the year to date.


The Dutch operation continued its market out-performance with a 40% year on year increase in sales during the quarter. The operation did record an operating loss in its seasonally weakest third quarter but the loss was 67% lower than for the equivalent period in 2002 and the edition was profitable in the month of September. Metro Holland has therefore now achieved annual profitability on a twelve month rolling basis. Metro also became the third largest newspaper in Holland when measured by both readership and circulation during the quarter, and has now extended its circulation to include a Saturday edition.


The Spanish editions in Barcelona and Madrid reported a 51% year on year increase in net sales in the third quarter and a 58% year on year increase in net sales for the year to date. Operating losses for the Spanish editions were reduced by 91% year on year in the third quarter. Metro Spain is profitable for the year to date and reported an operating profit for the month of September. The circulation of Metro Spain was extended into two new cities by the end of September - Seville and Zaragoza. The two cities have populations of approximately 1.4 million and 800,000 respectively and Metro is now distributed in 4 out of 5 of Spain's largest cities.


The Italian editions in Rome and Milan reported combined year on year sales growth of 50% in the year to date, as well as a 51% year on year reduction in operating losses for the year to date. The Milan edition reported an operating profit in September.


Athens reported a 65% year on year reduction in operating losses for the first nine months of 2003. The edition also reported an operating profit in September, following a profitable second quarter.


The Helsinki edition disappointed in the third quarter with a modest year on year increase in sales and no improvement in profitability. New management has been appointed in order to correct this weakness. The operation has however reported 28% year on year net sales growth in the year to date and a 39% reduction in operating losses.


The Danish editions in Copenhagen and Aarhus continued to perform according to expectations, more than halving their combined operating losses for the third quarter and delivering a 52% year on year reduction in operating losses in the first nine months of 2003.


The Hungarian operation reported its first third quarter operating profit and is profitable for the year to date. Hungary continues to be the strongest performer in the Eastern Europe, maintaining steady net sales growth of 17% year on year for the first nine months of 2003. Prague returned to operating profitability in September but otherwise delivered a flat quarter. Warsaw's year on year sales performance deteriorated marginally but the edition did deliver its lowest monthly operating loss to date in September. Further management changes have been made in both Warsaw and Prague in order to address the underperformance.


Rest of World

Combined sales for the six non-European editions, which comprise the Rest of World segment, increased by 48% year on year to US$ 9.7 million (US$ 6.6 million) in the quarter and by 53% to US$ 26.0 million (US$ 17.1 million) for the first nine months of 2003. The Rest of the World segment represented 19% of total group sales in the quarter and 18% for the year to date.


Three out of the six operations reported quarterly operating profits and the segment reported its first ever combined quarterly operating profit. The operating profit was US$ 0.4 million, compared with an operating loss of US$ 3.1 million for the same period of 2002. The segment reported a 76% year on year reduction in operating losses for the first nine months of the current year to US$ 2.2 million (US$ 9.3 million).


Metro is distributed in six cities in Chile (Santiago, Vina del Mar, Valparaiso, Concepcion, Talcahuano and Rancagua), which are home to 50% of the population and together account for 85% of the Chilean advertising market. The operation generated 32% year on year net sales growth in the quarter and reported its seventh straight quarterly profit with a more than doubling of operating profits in the third quarter.


Metro's joint venture in Toronto with the Torstar Corporation has now been profitable for the last four quarters and consequently reached annual profitability. Net sales for the year to date were up 53% year on year. The younger joint venture in Montreal with Transcontinental Group reported 60% year on year net sales growth in the third quarter and a halving of Metro's share of attributable pre-tax losses for the operation. In the nine months to the end of September, Montreal reported a 47% year on year increase in net sales, enabling a 44% reduction in Metro's share of losses.


The cost reduction programmes implemented at Metro's two US operations, in Philadelphia and Boston, have been effective and have contributed to an 80% year on year reduction in combined operating losses in the third quarter. Both Philadelphia and Boston reported monthly operating profits during the quarter.


Net sales in Hong Kong more than doubled year on year in the third quarter and the edition recorded its first quarterly operating profit. Hong Kong delivered its first monthly operating profit in June, only 14 months after launch, and has now reached quarterly profitability only 17 months after launch.

Headquarters

The Headquarters reporting item includes revenues derived from the franchising agreement in South Korea as well as expenses including administration, legal, information technology, group sales and marketing, tax and audit costs.


The Metro edition in Seoul (South Korea), which was independently launched in 2002 by a franchisee, has developed according to plan and Metro received US$ 0.1 million of sales income in the third quarter and US$ 0.6 million in the year to date according to the terms of the franchising agreement. Metro receives an ongoing percentage of gross sales as a franchise fee, and also retains an option to acquire an equity interest in the operation in the future.


After the end of the quarter, Metro signed a second franchising agreement in South Korea for the launch of a new Metro edition in Pusan, South Korea's second largest city. As in Seoul, Metro will receive a commission based on the gross sales of the new edition from Metro Pusan Branch Co. Limited and also retains an option to acquire an equity interest in the new operation at investment cost. Metro is partnered with its master franchisee in South Korea, Metro Seoul Holding Inc., in the transaction. The South Korean national newspaper advertising market is reported to have generated US$ 2.4 billion in 2002.


The licensee has an exclusive agreement for the distribution of Metro through the kiosks in the Pusan subway system, which attracts over 700,000 daily commuting passengers out of a total city population of over 3.7 million. Metro now distributes 460,000 daily copies in South Korea.


Headquarters reported a 62% reduction in net costs to US$ 3.5 million (US$ 9.1 million) for the third quarter and a 48% reduction to US$ 8.9 million (US$ 17.0 million) for the first nine months of 2003. The run rate for the year therefore remains within the US$ 12 million annualized target but exceeded the US$ 1 million monthly run rate during the third quarter due to non-recurring costs associated with the negotiations with TF1 and a successful trademark litigation case in France. The result was also impacted adversely by the weakening of the US dollar reporting currency against UK sterling, in which the majority of the group's head office operating costs are denominated.


FINANCIAL REVIEW


The weakening of the US dollar year on year in the first nine months of the year against the Swedish krona, the Euro and the majority of other European currencies impacted positively on Metro's reported net sales numbers. Underlying year on year sales growth in local currencies was 24% in the third quarter and 25% in the first nine months of the year. The international editions outside Sweden reported local currency net sales growth of 38% in the third quarter and 40% in the first nine months. The weakening of the US dollar however also inflated costs for Metro's loss making European operations, which outweighed the positive impact for the profitable operations. Metro's group operating loss for the quarter and the first nine months of the year were respectively 66% and 65% lower at constant exchange rates.


Positive changes in working capital in the quarter of US$ 4.0 million resulted in cash flow used by operations of US$ 3.5 million in the third quarter, compared to US$ 24.0 million for the same period in 2002. Cash flow used by operations was reduced by 73% to US$ 13.9 million for the first nine months of 2003 compared to US$ 50.9 million for the same period in 2002. This reflects the improved overall profitability of the Group, the continued strict management of working capital, the absence of launches into new markets and low capital expenditure on tangible fixed assets.


The depreciation charges of US$ 0.5 million and US$ 1.8 million on Metro's tangible fixed asset base during the third quarter and first nine months respectively are actually therefore higher than the ongoing maintenance capital expenditure requirement for existing operations of US$ 0.5 million in the quarter and US$ 1.5 million in the year to date.


Group goodwill amortization charges amounted to US$ 1.0 million and for the first time included a component relating to the US$ 0.1 million purchase of the residual 2.8% minority interest in the Athens operation. Metro now owns 100% of the operation and the goodwill arising from this purchase of shares is being amortized over 5 years.


The group incurred a net interest charge of US$ 0.4 million in the quarter, which comprised interest income of US$ 0.1 million and US$ 0.5 million of interest payable. The latter comprises interest payable on the balance drawn down on the bank credit facility and on the short-term bridge financing received from Industriforvaltnings AB Kinnevik ("Kinnevik"), which peaked at SEK 70 million. No interest was charged on the SEK 1.2 billion of loans and capitalized interest from Kinnevik and Modern Times Group MTG AB ("MTG") after 31 May 2003, as specified under the terms of the agreement to exchange the loans into equity, which was completed during the third quarter. The net interest charge for the same period of 2002 was US$ 2.2 million. Following the debt to equity conversion, Metro's forward annualized interest costs have been reduced by US$
9.1 million based on the US dollar / Swedish krona exchange rate at the end of the quarter.


Other financial items in the quarter totaled US$ 7.8 million and principally comprised a US$ 7.4 million unrealized currency exchange rate gain on the translation into US dollars of the SEK 1.2 billion of loans and capitalized interest payable to Kinnevik and MTG. The loans and capitalized interest were converted into equity on 22 August 2003 under the terms of the rights issue and debt to equity conversion that was successfully completed during the quarter. The MTG loans were originally denominated in US dollars but were converted into Swedish krona at the beginning of May when the terms of the debt to equity conversion transaction were set.


Group losses before tax were consequently reduced by 93% year on year to US$ 1.7 million (US$ 24.5 million) in the third quarter and by 61% to US$ 24.9 million (US$ 64.4 million) in the year to date. The group also booked a deferred tax credit of US$ 0.9 million in the third quarter, which reflected the translation into US dollars of previously capitalized local currency tax losses carried forward as well as a partial release of Sweden's deferred tax liability. These items together increased the deferred tax asset balance to US$ 9.8 million at the close of the quarter. Group net losses after this tax income and minority interests in loss making operations of US$ 0.2 million (US$ 0.4 million) were consequently reduced by 97% year on year to US$ 0.7 million (US$ 25.2 million) in the quarter and by 62% to US$ 22.4 million (US$ 58.4 million) for the first nine months. The Group has substantial tax losses carried forward, which will be used to offset future corporate tax liabilities of Metro operations.


The completion of the rights issue and debt to equity conversion resulted in an increase in the number of Metro International shares from 55,823,671 class A and 53,559,460 class B shares to 263,333,963 class A shares and 262,376,130 class B shares. The issue of shares following the rights issue and the debt to equity conversion took place on 22 August 2003 and therefore the weighted average number of shares outstanding in the third quarter was 285,869,561 and the weighted average number for the year to date was 168,858,411, compared to 109,383,131 for both periods in 2002. Basic undiluted losses per shares consequently fell year on year in the third quarter to US$ 0.002 (US$ 0.23) and to US$ 0.13 (US$ 0.53) for the first nine months of 2003.


Metro had liquid funds of US$ 40.4 million at the end of the quarter, following the successful completion of the SEK 252 million rights issue during the quarter. The offering was over-subscribed and Metro received net proceeds of US$
26.4 million net of transaction costs. The short-term bridge financing provided by Kinnevik was repaid during the quarter and totaled SEK 70.0 million including accrued interest. US$ 16.4 million of the cash and cash equivalents was restricted at the end of the quarter and principally comprised the SEK 100 million drawn element of the bank debt financing that is deposited as security. The credit facility was arranged in June 2002 and is secured by the shares in Metro's Swedish operations.


The TF1 transaction is yet to be completed and will give rise to a capital gain on completion. Metro France will remain a subsidiary operation of the group and will therefore continue to be consolidated.


The Group's total interest bearing liabilities, following the completion of the conversion of SEK 1,151 million of interest bearing loans and capitalized interest into equity during the quarter, totalled US$ 49.3 million as at 30 September 2003, compared to US$ 194.9 million as at 30 June 2003. The Group's short-term interest bearing loans totaled US$ 19.7 million at 30 September 2003 and comprised the scheduled amortization payments totaling SEK 133 million, which are repayable on the loan over the next twelve months. The group had net debt of US$ 8.9 million at 30 September 2003, compared to US$ 170.4 million at 30 June 2003. The group also reported positive shareholders' equity for the first time, which amounted to US$ 23.9 million at the close of the quarter, compared to US$ -137.1 million at the end of the second quarter.


OTHER INFORMATION

Metro's financial results for the fourth quarter and twelve months ended 31 December 2003 will be released on 10 February 2004.


This interim report has not been subject to review by the Company's auditors.

21 October 2003

11 Boulevard royal, L-2449, Luxembourg

Pelle Tornberg, President and Chief Executive Officer, Metro International S.A.



For further information, please visit www.metro.lu, email info@metro.lu or contact:

Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300

Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010



Metro is the world's largest free newspaper, publishing and distributing 28 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong, Seoul, Zaragoza, Seville and Pusan. Metro International S.A. `A' and `B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.

CONSOLIDATED INCOME STATEMENTS  (US$ '000s)                      Note          Period ended 30     Period ended 30
                                                                               September 2003      September 2002
------------------------------------------------------------------------------------------------------------------

Sales                                                                                 139,146              96,420

Cost of sales                                                                         (92,918)            (82,500)
                                                                         -----------------------------------------
Gross income (loss)                                                                    46,228              13,920

Selling expenses                                                                      (34,348)            (25,638)
Administrative and development expenses                                               (31,378)            (33,213)
Share of earnings in associate companies                                                 (204)               (681)
Site closure costs                                                                          -              (4,404)
Other operating expenses                                                               (3,066)             (2,694)
                                                                         -----------------------------------------
Operating profit (loss)                                          (3)                  (22,768)            (52,710)

Financial items, net                                                                   (2,178)            (11,674)
                                                                         -----------------------------------------
Profit (loss) after financial items and before income tax                             (24,946)            (64,384)

Current tax                                                                              (184)             (2,918)
Deferred tax                                                                            2,152               7,733
                                                                         -----------------------------------------
Profit (loss) after income tax                                                        (22,978)            (59,569)

Minority interests in losses                                                              568               1,138
                                                                         -----------------------------------------
Net profit (loss)                                                                     (22,410)            (58,431)
                                                                         -----------------------------------------

Basic profit (loss) per share                                                           (0.13)              (0.53)
Basic outstanding number of shares                                                168,858,411         109,383,131



CONSOLIDATED INCOME STATEMENTS  (US$ '000s)                      Note        July - Sept 2003    July - Sept 2002
------------------------------------------------------------------------------------------------------------------

Sales                                                                                  42,436              31,059

Cost of sales                                                                         (27,968)            (27,823)
                                                                         -----------------------------------------
Gross income (loss)                                                                    14,468               3,236

Selling expenses                                                                      (11,820)             (8,663)
Administrative and development expenses                                               (10,715)            (15,176)
Share of earnings in associate companies                                                  (70)               (222)
Site closure costs                                                                          -                  62
Other operating expenses                                                               (1,031)               (932)
                                                                         -----------------------------------------
Operating profit (loss)                                           (3)                  (9,168)            (21,695)

Financial items, net                                                                    7,419              (2,776)
                                                                         -----------------------------------------
Profit (loss) after financial items and before income tax                              (1,749)            (24,471)

Current tax                                                                               (45)             (1,132)
Deferred tax                                                                              879                   -
                                                                         -----------------------------------------
Profit (loss) after income tax                                                           (915)            (25,603)

Minority interests in losses                                                              223                 442
                                                                         -----------------------------------------
Net profit (loss)                                                                        (692)            (25,161)
                                                                         -----------------------------------------

Basic profit (loss) per share                                                          (0.002)              (0.23)

Basic outstanding number of shares                                                285,869,561         109,383,131



CONSOLIDATED STATEMENTS OF                                       Note              Jan - Sept          Jan - Sept
RECOGNISED GAINS AND LOSSES (US$'000s)                                                   2003                2002
------------------------------------------------------------------------------------------------------------------

Foreign exchange translation differences                                               (2,452)              1,490
                                                                         -----------------------------------------
Net gain (loss) not recognized in the income statement                                 (2,452)              1,490

Net profit (loss) for the period                                                      (22,410)            (58,431)
                                                                         -----------------------------------------
Total recognized profit (loss)                                                        (24,862)            (56,941)
                                                                         =========================================




CONSOLIDATED BALANCE SHEETS                                      Note                   30 Sep             31 Dec
(US$ '000s)                                                                               2003               2002
----------------------------------------------------------------------------------------------------------------------

ASSETS
Non-current assets
Intangible assets
      Licenses, net                                                                        58                 108
      Goodwill, net                                                                     8,696              10,624
                                                                            ---------------------   ---------------
                                                                                        8,754              10,732
Property, plant and equipment
      Machinery and equipment, net                                                      5,132               4,918

Financial assets
       Deferred tax assets                                                              9,831               8,582
       Shares in associated companies                                                     124                  94
       Receivables from associated companies                                            3,912               2,872
       Long-term receivables                                                            2,376               2,343
                                                                            ---------------------   ---------------
                                                                                       16,243              13,891

                                                                            ---------------------   ---------------
Total non-current assets                                                               30,129              29,541
                                                                            ---------------------   ---------------
Current assets
Accounts receivable, net                                                               38,584              35,964
Other current receivables                                                               4,250               6,705
Prepaid expenses                                                                        5,176               2,442
Cash and cash equivalents                                                              40,383              23,989
                                                                            ---------------------   ---------------
Total current assets                                                                   88,393              69,100

TOTAL ASSETS                                                                          118,522              98,641
                                                                            =====================   ===============



CONSOLIDATED BALANCE SHEETS                                      Note                  30 Sep             31 Dec
(US$ '000s)                                                                              2003               2002
-----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Shareholders' equity                                               (4)                 23,860            (114,081)

Minority interest                                                                      (3,211)             (2,341)
Long term liabilities
      Convertible debenture loans                                                           -              41,631
      Liabilities to related companies                                                      -              73,565
      Liability to minority partner                                                     3,525               2,805
      Long-term bank loans                                                             26,100              30,216
      Deferred tax liability                                                              462               1,185
                                                                            --------------------------------------
Total long-term liabilities                                                            30,087             149,402

Current liabilities
      Short-term bank loan                                                             19,682              15,498
      Accounts payable                                                                 29,480              28,396
      Other liabilities                                                                 5,133               6,160
      Accrued expenses                                                                 13,491              15,607
                                                                            --------------------------------------
Total current liabilities                                                              67,786              65,661
                                                                            --------------------------------------
Total liabilities                                                                      97,873             215,063

TOTAL SHAREHOLDERS' EQUITY AND                                                        118,522              98,641
LIABILITIES
                                                                            ======================================

Contingent liabilities                                                                      -                   -


CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ 000's)                Note                Period           Period
                                                                                    ended 30         ended 30
                                                                                   Sept 2003         Sept 2002
----------------------------------------------------------------------------------------------------------------

Operating activities
      Profit (loss) before income tax                                                 (24,946)            (64,384)
Adjustments for:
      Depreciation and amortization                                                     4,890               5,056
      Financial items, net                                                              2,178              11,674
      Share of earnings in associate companies                                            204                 681
Changes in working capital
      Change in current receivables                                                    (7,356)             (5,689)
      Change in current liabilities                                                    11,142               1,784
                                                                            --------------------------------------
Cash flow used by operations                                                          (13,888)            (50,878)
                                                                            --------------------------------------

Interest received                                                                           -                   8
Interest paid                                                                          (1,932)             (3,952)
Income tax paid                                                                          (684)             (3,052)
                                                                            --------------------------------------
Net cash used in operations                                                           (16,504)            (57,874)
                                                                            --------------------------------------

Investment activities
      Investment in shares                                                               (100)                  -
      Investment in property, plant and equipment                                      (1,545)             (1,812)
      Increase in long term receivables                                                (1,297)             (1,011)
                                                                            --------------------------------------
Net cash flow used in investing activities                                             (2,942)             (2,823)
                                                                            --------------------------------------

Financing activities
      Loan from related parties                                                        16,997                   -
      Convertible debenture loan                                                            -              20,000
      Loan from minority owner                                                            351                 331
      Bank loan                                                                             -              42,925
      Capital increase                                                                 26,427                   -
      Repayment of bank loans                                                          (8,331)                  -
                                                                            --------------------------------------
Net cash flow provided by financing activities                                         35,444              63,256
                                                                            --------------------------------------

Net increase (decrease) in cash and cash equivalents                                   15,999               2,559
Cash and cash equivalents at beginning of year                                         23,989              35,888
Currency effects on cash                                                                  395                 390
                                                                            --------------------------------------
Cash and cash equivalents at end of period                                             40,383              38,837
                                                                            ======================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Basis of preparation and scope of consolidated financial statements

Metro International S.A. was formed in December 1999 and was a wholly owned subsidiary of Modern Times Group MTG AB ("MTG"). MTG divested Metro International S.A. to its shareholders through a dividend on 18 August, 2000.

Metro International S.A. and its subsidiaries (the "Company"), together with its South Korean franchise partners, publish free-of-charge newspapers, Monday through Friday. As at September 30, 2003, Metro newspapers were distributed in Stockholm, Gothenburg, Malmo, Warsaw, Prague, Budapest and 14 other Hungarian cities, the Netherlands, Helsinki, Santiago and five other cities, Philadelphia, Rome, Milan, Toronto, Athens, Madrid, Barcelona, Zaragoza, Seville, Boston, Denmark, Montreal, Paris, Marseilles, Lyon, Hong Kong, Seoul and Pusan. Metro derives its revenues from advertising sales.

The Company includes all of MTG's former interests in publishing Metro newspapers. The Company is domiciled in Luxembourg.

The combination of these MTG businesses in May 2000 to form the Company has been accounted for as a merger of entities under common control since MTG controlled each of the businesses for all periods presented herein. Accordingly, the assets and liabilities as presented in the accompanying balance sheets have been combined at their historical cost and the statements of operations and cash flows include the activities of each business for all periods presented.

These consolidated financial statements include all income and costs that the MTG group had for the Metro operations and include goodwill amortization in respect of goodwill on external acquisitions.


Note 2

Accounting and valuation policies

The accounting policies and methods of computation used are the same as in the consolidated financial statements for the periods ended 31 December 2002 and 30 September 2003. Some minor adjustments have been made in the classification of sales and costs for the period ended 30 September.

Note 3

Segment reporting

The segment reporting is based on geographic areas.

The European area represents the newspapers in Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Rome, Milan, Warsaw, Athens, Barcelona, Madrid, Denmark, Paris, Marseilles and Lyon.

The "Rest of world" represents Santiago, Philadelphia, Toronto, Montreal, Boston and Hong Kong.

Metro owns 25% of the publishing entities in Toronto and Montreal and therefore accounts for 25% of the results in these entities.




NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ '000s)      1 July -      1 July -       1 Jan -       1 Jan -
                                                                 30 Sept       30 Sept       30 Sept       30 Sept
                                                                    2003          2002          3002          2002
-------------------------------------------------------------------------------------------------------------------

Segment reporting
Net sales (external)
Europe
      Sweden                                                      11,544        10,382        39,736        33,974
      France                                                       2,603           916         8,083         1,584
      Rest of Europe                                              18,346        13,162        64,672        43,705
                                                           --------------------------------------------------------
      Total Europe                                                32,493        24,460       112,491        79,263

Rest of World                                                      9,713         6,556        26,028        17,074

Headquarters                                                         230            43           627            83
                                                           --------------------------------------------------------
                                                                  42,436        31,059       139,146        96,420
                                                           ========================================================
There are no inter-segment sales.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (US$ '000s)      1 July -      1 July -       1 Jan -       1 Jan -
                                                                 30 Sept       30 Sept       30 Sept       30 Sept
                                                                    2003          2002          3002          2002
-------------------------------------------------------------------------------------------------------------------

Segment reporting
Net income (loss)
Europe
      Sweden                                                       1,309         1,819         6,939         8,764
      France                                                      (2,174)       (4,083)       (7,956)      (11,219)
      Rest of Europe                                              (4,141)       (6,329)       (7,544)      (16,866)
                                                             ------------------------------------------------------
      Total Europe                                                (5,006)       (8,593)       (8,561)      (19,321)

Rest of World                                                        349        (3,090)       (2,234)       (9,310)

Site closure costs                                                     -            62             -        (4,404)

Goodwill                                                          (1,031)         (932)       (3,066)       (2,694)

Headquarters                                                      (3,480)       (9,142)       (8,907)      (16,981)
                                                             ------------------------------------------------------
Operating profit (loss)                                           (9,168)      (21,695)      (22,768)      (52,710)

Items to reconcile to statement of operations:
Financial items, net                                               7,419        (2,776)       (2,178)      (11,674)
Current tax                                                          (45)       (1,132)         (184)       (2,918)
Deferred tax                                                         879             -         2,152         7,733
Minority interest in losses                                          223           442           568         1,138
                                                             ------------------------------------------------------
Net profit (loss)                                                   (692)      (25,161)      (22,410)      (58,431)
                                                             ======================================================

Note 4

Shareholders' equity

Metro International S.A. was formed on December 29, 1999.

The authorized share capital of the Company is $450 million divided into 1,000,000,000 Metro A Shares (voting shares) and 500,000,000 Metro B Shares (non-voting) with no par value.

The issued and outstanding share capital of the Company is US$ 131,427,523 divided into 263,333,963 Metro A Shares and 262,376,130 Metro B Shares with no par value. Metro A Shares carry one vote for every share while Metro B Shares carry no votes. Dividends may be paid in U.S dollars or in shares of the Company or otherwise as the company Board may determine in accordance with the provisions of the Luxembourg Companies Act. The Metro B Shares are entitled to a preferred dividend of 2% on any dividend distributions. Any balance of dividends must be paid equally on each Metro A and Metro B Share.


  Total shareholders equity (US$ `000s)                  30 Sep     31 Dec 2002
                                                           2003
  ------------------------------------------------------------------------------
  Balance at beginning of period                       (114,081)        (43,202)
  Currency translation adjustment                        (2,452)            450
  Equity part of debenture loan                               -             542
  Capital increase                                      162,803               -
  Net profit (loss) for the period                      (22,410)        (71,871)
                                                 -------------------------------
  Balance at close of period                             23,860        (114,081)
                                                 ===============================

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                               By:  /s/ Anders Fullman
                                                    ------------------
                                               Name:   Anders Fullman
                                               Title:  Vice President
                                                       of Metro International SA


Date:    October 21, 2003